December 12, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	salesforce.com, inc.

Form 10-K for the fiscal year ended January 31, 2006

Filed March 15, 2006

Form 10-Q for the fiscal quarter ended July 31, 2006

Filed August 18, 2006

Form 8-K Filed August 16, 2006

File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated October 25, 2006 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2006

Selected Financial Data, page 33

1.	We note your response to prior comment number 1. As previously requested, please explain to us how you determine when a user account is suspended for non-payment. In this regard, please explain when you exclude a subscription when calculating “paying subscriptions.”

When calculating “paying subscriptions,” we exclude all subscriptions that have been suspended for non-payment. Under the terms of the Master Subscription Agreement that our customers sign or accept electronically when placing an order through our on-line order center, we have the right to suspend service when a customer has not made timely payment. During the suspension, the customer is unable to access its data that is maintained on our servers.

The timing of when a customer is suspended for non-payment depends upon the method the customer uses to pay us.

A. Customers who Pay by Credit Card

Customers who place orders through our on-line order center are required to maintain a valid credit card on file. At the time of billing, we charge the customer’s credit card when payment is due. If the charge is declined, we notify the customer that its credit card was declined and inform the customer that its account will be suspended if valid updated credit card information is not provided within ten days. On the 10th day, if no payment has been made, the customer’s account is suspended, and all subscriptions associated with that customer’s account are excluded from our calculation of “paying subscriptions.”

B. Customers who Pay by Other Means

For customers who are directly billed and pay either by check or through electronic fund transfers, we follow a different collections process once payment is past due. The process includes sending the customer automatically generated electronic dunning notices on the first and fifth day beyond the payment due date, and if necessary, after the fifth day, a separate, direct email from a member of our internal collections department. Prior to the 15th day past due, a member of our collections department will contact the customer directly by phone.

After the 20th day past due, we will send the customer, with a copy to the customer’s account executive, a suspension warning letter advising the customer that its account will be suspended within 10 days if payment is not made. The threat of suspension typically evokes a quick response from customers.

The decision to suspend a past due account is made after consideration of a number of defined criteria, the most significant of which include:

•	Response to manual and automated collection notices and phone calls

•	Prior history of timely payments

•	Failure to abide by agreed-upon arrangements extending the time for payment

•	The nature of any customer service or customer relations issue

•	The customer’s current financial condition

Because suspension results in locking the customer out of its data in our application, and may have a significant impact on the customer’s operations, we frequently extend a customer’s active status after payment is delayed, but only when, in our business judgment, we believe that payment will be forthcoming.

Once a customer’s account is suspended, the status of the account is changed from active to suspended, and all subscriptions associated with that customer’s account are excluded from our calculation of “paying subscriptions.”

In compiling the total number of “paying subscriptions” that we report externally, we include only the total number of paying subscriptions associated with customers whose status is active, and exclude those subscriptions with customers whose accounts are suspended for non-payment.

Additionally, we supplementally advise the Staff that during our recent effort in upgrading the internal systems used in reporting the paying subscriptions total, we discovered a minor discrepancy in the way we track this operating metric. The discrepancy started in the second quarter of the prior year and caused us to report more paying subscriptions than we actually had by a cumulative total of approximately 6,000 through July 31, 2006.

We disclosed this discrepancy and revised the paying subscription totals in both our Form 8-K filed on November 15, 2006 and our Form 10-Q for the fiscal quarter ended October 31, 2006 filed on November 17, 2006. Below are extracts from those filings:

Form 8-K, filed on November 15, 2006

Item 2.02 – Results of Operations and Financial Condition

On November 15, 2006, salesforce.com, inc. (the “Company”) issued a press release announcing its results for the quarter ended October 31, 2006. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

While in the process of upgrading its internal systems, the Company discovered a minor error in its reporting of the paying subscriptions numbers. The error started in the second quarter of the prior year and caused the Company to report more paying subscriptions by a cumulative total of approximately 6,000 through July 31, 2006, which was the last time the Company reported a paying subscription total.

The total number of paying subscriptions and the net additions by quarter were revised as follows for the correction of this error.

Approximate total number of paying subscriptions:

As of	Previously Reported	Actual
July 31, 2005	308,000	307,000
October 31, 2005	351,000	347,000
January 31, 2006	399,000	393,000
April 30, 2006	444,000	438,000
July 31, 2006	501,000	495,000

Net additions by quarter:

Quarter ended:	Previously Reported	Actual
July 31, 2005	41,000	40,000
October 31, 2005	43,000	40,000
January 31, 2006	48,000	46,000
April 30, 2006	45,000	No change
July 31, 2006	57,000	No change

Form 10-Q for the Fiscal Quarter Ended October 31, 2006, filed on November 17, 2006

MD&A – Results of Operations, page 29

	As of
	October 31, 2006	January 31, 2006	October 31, 2005
Customer and subscriber data:
Approximate number of customers	27,100	20,500	18,700
Approximate number of paying subscriptions (1)	556,000	393,000	347,000

(1)	Paying subscriptions are defined as unique user accounts, purchased by customers for use by their employees and other customer-authorized users that have not been suspended for non-payment and for which we are recognizing subscription revenue. The historical paying subscription numbers were revised as follows to reflect the correction of a minor error to this operating metric, which was identified during the process of upgrading our internal systems:

Approximate total number of paying subscriptions:

As of	Previously Reported	Actual
July 31, 2005	308,000	307,000
October 31, 2005	351,000	347,000
January 31, 2006	399,000	393,000
April 30, 2006	444,000	438,000
July 31, 2006	501,000	495,000

We supplementally advise the Staff that, subsequent to the filing of our Form 10-Q and Form 8-K, we have come across a further immaterial discrepancy in our subscriber numbers during the course of our effort to systematically address the discrepancy described above. This discrepancy has no impact on our reported subscriber number of approximately 556,000 for October 31, 2006 and only an immaterial impact on our reported subscriber numbers for prior periods. We note that our paying subscription number is rounded down to the nearest thousand and, as we have publicly disclosed, is an approximation.

Form 10-Q for the Fiscal Quarter Ended July 31, 2006

Results of Operations

Three Months Ended July 31, 2006 and 2005, page 33

2.	We note your response to prior comment number 2 and we do not believe that your proposed disclosures provided substantive reasons why the non-GAAP measures provide useful information to investors. Although we understand that disclosure of the impact of these tax items may be useful, excluding these items from a GAAP measure requires an additional disclosure burden. Specifically, we believe that additional disclosures will be necessary to meet the disclosure burden imposed by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures given the recurring nature of the items excluded. Please provide us with proposed disclosures that fully address the disclosures required under Question 8 in the event that you intend to present non-GAAP information in the future.

We respectfully advise the Staff that we do not intend to provide a non-GAAP effective tax rate in any documents filed or furnished with the Commission in the future.

In our recent 10-Q filing for the quarter ending October 31, 2006, we:

(i)	provided disclosure of our effective tax rates solely on a GAAP basis, and

(ii)	added detailed rate reconciliation in the Notes to the Condensed Consolidated Financial Statements in order to provide further information related to our year to date tax provision. This reconciliation was prepared in the manner described in Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” and did not contain any non-GAAP measures.

Below are the disclosures that we included in our 10-Q filing for the fiscal quarter ended October 31, 2006:

MD&A Disclosure

For the Three Months Ended October 31, 2006 and 2005

(Provision) Benefit for Income Taxes. We recorded a provision for income taxes of $3.4 million during the three months ended October 31, 2006, compared to a benefit for income taxes of $5.1 million during the same period a year ago. Included in the $5.1 million income tax benefit was a $6.8 million reversal of the valuation allowance related to certain of our deferred tax assets. Prior to the third quarter of last year, we recorded a full valuation allowance to reserve for the benefit of our deferred tax assets due to the uncertainty surrounding our ability to realize these assets.

The (provision) benefit amounts equated to an effective tax rate of 79 percent for the current period and a negative 61 percent for the same period a year ago.

The provision as a percentage of income before provision for income taxes for the current period was significantly higher than for the same period a year ago primarily due to foreign losses for which no tax benefit can be realized, certain nondeductible stock-based expenses resulting from the adoption of SFAS 123R, the expiration of the U.S. federal research and development tax credit on December 31, 2005 and the $6.8 million reversal of the valuation allowance a year ago.

Additionally, the impact of adopting SFAS 123R and the business combination accounting adjustments from the acquisition of Sendia Corporation had a significant impact on the calculation of our effective tax rate because these charges significantly lowered our income before income taxes and minority interest and we were not able to recognize a full income tax benefit for the stock-based expenses and foreign losses.

For the Nine Months Ended October 31, 2006 and 2005

(Provision) Benefit for Income Taxes. We recorded a provision for income taxes of $7.1 million during the nine months ended October 31, 2006, compared to a benefit for income taxes of $2.6 million during the same period a year ago. Included in the $2.6 million income tax benefit was a $6.8 million reversal of the valuation allowance, which was recorded during the third quarter of fiscal 2006, related to certain of our deferred tax assets, offset by amounts accrued for our estimated fiscal 2006 federal and state income tax liabilities as well as an estimate of our foreign income tax expense.

The (provision) benefit amounts equated to an effective tax rate of 83 percent for the current period and a negative 13 percent for the same period a year ago. See Note 1 “Summary of Business and Significant Accounting Policies—Income Taxes” to the Notes to the Condensed Consolidated Financial Statements for our reconciliation of income taxes at the statutory federal rate to the provision for income taxes.

Note 1 “Summary of Business and Significant Accounting Policies – Income Taxes”

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

The Company recorded a provision for income taxes of $7.1 million during the nine months ended October 31, 2006, compared to an income tax benefit of $2.6 million during the same period a year ago. The fiscal 2006 benefit includes a $6.8 million reversal of the valuation allowance related to certain of our deferred tax assets.

The fiscal 2007 provision as a percentage of income before provision for income taxes and minority interest was significantly higher than the prior year primarily due to foreign losses for which no tax benefit can be realized, certain nondeductible stock-based expenses resulting from the adoption of SFAS 123R and the expiration of the U.S. federal research and development tax credit on December 31, 2005. The total income tax benefit recognized in the accompanying condensed consolidated statements of operations related to SFAS 123R was $7.8 million for the nine months ended October 31, 2006.

A reconciliation of income taxes at the statutory federal income tax rate to the provision (benefit) for income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	Nine months ended October 31,
	2006	2005
U.S. federal taxes at statutory rate	$3,012	$7,225
State, net of the federal benefit	746	283
Foreign losses providing no benefit	2,340	1,486
Previously unbenefitted tax assets	—	(4,129)
Foreign taxes in excess of the U.S. statutory rate	1,099	(125)
Tax credits	(723)	(1,623)
Change in valuation allowance	—	(6,769)
Other	662	1,012

	$7,136	$(2,640)

Form 8-K Filed August 16, 2006

3.	We note your response to prior comment number 5 and do not believe you have addressed the issues raised in that comment. In this regard, it does not appear that you have adequately explained to us why you believe that the presentation on non-GAAP measures provides a more complete understanding of the Company’s “underlying operational performance.” As previously requested, please explain your basis for this statement. In this regard, it is unclear to us why excluding the amortization of intangible assets and stock-based compensation provides a more complete understanding of your underlying performance when these costs appear to be integral to your performance. We also note that your disclosure should address the material limitations associated with the use of the non-GAAP measures considering the measures are used to analyze operating performance yet they exclude recurring items. In this regard, we note your proposed disclosure regarding limitations is general in nature. See Question 8 of the FAQ.

We respectfully advise the Staff that our original basis for excluding the recurring non-GAAP charges was to allow investors the ability to evaluate our financial performance on the same basis as prior to the adoption of SFAS 123R and prior to our first acquisition, which occurred in April 2006. We believe that providing this non-GAAP information was helpful to investors.

We do not intend, however, to provide any non-GAAP measures that exclude recurring stock based compensation expenses or recurring amortization of purchased intangible expenses in any future documents filed or furnished with the SEC. In this regard, we note that our recent release for the quarter ended October 31, 2006 and related Form 8-K did not contain any non-GAAP financial measures. To the extent that we provide non-GAAP financial measures in documents filed or furnished with the SEC in the future, we expect that they will reflect only the inclusion or exclusion of large, non-recurring items or events. In addition, these non-GAAP financial measures will be provided in a manner fully compliant with Regulation G, Item 10(e)(1)(i) of Regulation S-K, and the Staff’s guidance in Question No. 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (as may be modified or superseded in the future).

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If you should have any further comments or questions, please direct them to my attention. My phone number is (415) 901-8490 and my fax number is (415) 901-8437.

Very truly yours,

salesforce.com, inc.

David Schellhase

Senior Vice President and General Counsel

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.

Steve Cakebread, Chief Financial Officer, salesforce.com, inc.

Kenneth Juster, Executive Vice President, Law, Policy and Corporate Strategy, salesforce.com, inc.

Larry Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron Alter, Esq., Wilson Sonsini Goodrich & Rosati

Dave Cabral, Ernst & Young LLP